Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 12

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on October 27, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On October 26, 2021, the closing price of our Common Stock was $14.81. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2021

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

As previously reported on Danimer Scientific, Inc.’s (“Company”) Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 16, 2021, on August 11, 2021, the Company completed its acquisition of Novomer, Inc., a Delaware corporation (“Novomer”). The Company is hereby filing the financial statements and pro forma financial information required by parts (a) and (b) of Item 9.01 of Form 8-K.

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Business Acquired.
(1)
The audited consolidated balance sheet of Novomer as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the fiscal year ended December 31, 2020, and the notes to the consolidated financial statements of Novomer, and the Report of Katz, Nannis & Solomon, P.C., Independent Auditors, dated June 25, 2021, included as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.
(2)
The unaudited consolidated balance sheet of Novomer as of June 30, 2021, and the related unaudited consolidated statements of operations, changes in stockholders’ equity, and cash flows as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020, and the notes to the condensed consolidated financial statements of Novomer, which are attached to this Form 8-K as Exhibit 99.2 and incorporated herein by reference.

(b) Pro Forma Financial Information.

Attached to this Form 8-K as Exhibit 99.3 are the following pro forma financial statements of the Company, in each case giving effect to the Company’s acquisition of Novomer, which are incorporated herein by reference:

(1)
Unaudited pro forma condensed combined balance sheet as of June 30, 2021, and the notes thereto; and
(2)
Unaudited pro forma condensed combined statements of operations for the six-months ended June 30, 2021 and the year ended December 31, 2020, and the notes thereto.

(d) Exhibits

The following exhibits are hereby filed as part of this Form 8-K:

Number	Exhibit

23.1	Consent of Katz, Nannis & Solomon, P.C., Independent Auditors to Novomer.
99.1

Audited consolidated balance sheet of Novomer as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the fiscal year ended December 31, 2020, and the notes to the consolidated financial statements of Novomer, and the Report of Katz, Nannis & Solomon, P.C., Independent Auditors, dated June 25, 2021.

99.2

Unaudited consolidated balance sheet of Novomer as of June 30, 2021, and the related unaudited consolidated statements of operations, changes in stockholders’ equity, and cash flows as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020, and the notes to the condensed consolidated financial statements of Novomer.

99.3

Unaudited pro forma condensed combined balance sheet as of June 30, 2021, and the notes thereto, and unaudited pro forma condensed combined statements of operations for the six-months ended June 30, 2021 and the year ended December 31, 2020, and the notes thereto, giving effect to the Company’s acquisition of Novomer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	October 27, 2021	By:	/s/ John A. Dowdy III
John A. Dowdy III Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-1/A (No. 333-252515) and Form S-8 (No. 333-254085) of Danimer Scientific, Inc. of our report dated June 25, 2021, relating to the consolidated financial statements of Novomer, Inc. We have not performed any procedures on the consolidated financial statements of Novomer, Inc. for the year ended December 31, 2020 since our report dated June 25, 2021.

/s/ Katz, Nannis & Solomon, PC

Waltham, MA

October 26, 2021

Exhibit 99.1

Novomer, Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Novomer, Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Contents

Page
Independent Auditors' Report	1-2
Consolidated Financial Statements
Consolidated Balance Sheets	3-4
Consolidated Statements of Operations	5
Consolidated Statements of Changes in Stockholders’ Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8-21

Independent Auditor’s Report

To the Board of Directors

Novomer, Inc. and Subsidiaries

Rochester, New York

We have audited the accompanying consolidated financial statements of Novomer, Inc. (a Delaware corporation) and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, consolidated changes in stockholders' equity, and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novomer, Inc. and Subsidiaries as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has a net loss, negative cash from operations, and an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Katz, Nannis & Solomon, PC

Waltham, Massachusetts

June 25, 2021

Novomer, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,

	2020	2019

Assets

Current Assets

Cash and cash equivalents	$4,309,575	$9,500,385
Restricted cash, current portion	125,000	-
Accounts receivable, net	29,000	14,787
Inventories	1,032,000	1,290,000
Prepaid expenses and other current assets	144,680	317,226
Income tax receivable	1,476,338	-

Total Current Assets	7,116,593	11,122,398

Property, Equipment and Improvements

Laboratory equipment	13,855,186	13,782,532
Leasehold improvements	7,088,416	7,119,970
Computers and software	493,056	497,937
Furniture and fixtures	184,726	267,073
Capital lease equipment	34,152	34,152
Construction in progress	1,177,103	1,187,215
Total	22,832,639	22,888,879
Accumulated depreciation	(6,685,301)	(4,290,135)

Net Property, Equipment and Improvements	16,147,338	18,598,744

Other Assets

Restricted cash	-	2,044,132
Prepaid expenses, net of current portion	-	18,008
Deposits	77,206	70,206

Total Other Assets	77,206	2,132,346

Total Assets	$23,341,137	$31,853,488

See accompanying notes

Novomer, Inc. and Subsidiaries

Consolidated Balance Sheets (continued)

December 31,

	2020	2019

Liabilities and Stockholders' Equity

Current Liabilities

Capital leases, current portion	$5,149	$7,028
Accounts payable	234,330	1,040,970
Accrued expenses	1,774,104	321,975

Total Current Liabilities	2,013,583	1,369,973

Commitments (Note C)	-	-

Long-Term Liabilities

Capital leases, net of current portion	2,921	7,478
Liability for preferred stock warrants	-	850
Deferred rent	1,493,243	1,794,179

Total Long-Term Liabilities	1,496,164	1,802,507

Total Liabilities	3,509,747	3,172,480

Stockholders' Equity

Series D convertible redeemable preferred stock	26,127,764	26,127,764
Series A1 convertible redeemable preferred stock	2,920,094	2,920,094
Series A2 convertible redeemable preferred stock	3,774,999	3,774,999
Series B convertible redeemable preferred stock	12,000,012	12,000,012
Series C convertible redeemable preferred stock	9,999,995	9,999,995
Common stock	8,112	8,105
Additional paid-in capital	711,359	448,718
Accumulated deficit	(35,710,945)	(26,598,679)

Total Stockholders' Equity	19,831,390	28,681,008

Total Liabilities and Stockholders' Equity	$23,341,137	$31,853,488

See accompanying notes.

Novomer, Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31,

	2020	2019

Revenues	$-	$1,299

Expenses

Research and development expenses	2,905,040	5,122,602
Business development expenses	45,555	250,103
General and administrative expenses	6,267,494	12,608,885
Purchase commitment loss	1,422,900	-

Total Expenses	10,640,989	17,981,590

Loss From Operations	(10,640,989)	(17,980,291)

Other Income (Expense)

Interest income	52,322	376,166
Interest expense	(788)	(945)
Changes in fair value of warrant liabilities	851	2,372
Other income	-	6,000

Total Other Income	52,385	383,593

Loss Before Income Taxes	(10,588,604)	(17,596,698)

Benefit from Income taxes	1,476,338	-

Net Loss	$(9,112,266)	$(17,596,698)

See accompanying notes.

Novomer, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2020 and 2019

	Convertible Redeemable Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2019	49,175,323	$54,822,864	7,935,507	$7,935	$370,340	$(9,001,981)	$46,199,158

Stock-based compensation	-	-	-	-	40,091	-	40,091

Stock options exercised	-	-	169,842	170	38,287	-	38,457

Net loss	-	-	-	-	-	(17,596,698)	(17,596,698)

Balance, December 31, 2019	49,175,323	54,822,864	8,105,349	8,105	448,718	(26,598,679)	28,681,008

Stock-based compensation	-	-	-	-	260,968	-	260,968

Stock options exercised	-	-	7,000	7	1,673	-	1,680

Net loss	-	-	-	-	-	(9,112,266)	(9,112,266)

Balance, December 31, 2020	49,175,323	$54,822,864	8,112,349	$8,112	$711,359	$(35,710,945)	$19,831,390

See accompanying notes.

Novomer, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,

	2020	2019

Operating Activities

Net loss	$(9,112,266)	$(17,596,698)
Adjustments to reconcile net loss to
net cash operating activities:
Depreciation	2,472,987	2,409,141
Stock-based compensation	260,968	40,091
Inventory write down	367,500	1,241,643
Purchase commitment loss	1,422,900	-
Change in fair value of preferred stock warrant liability	(850)	(2,372)
Deferred rent	(300,936)	(240,782)
Loss on disposal of property and equipment	47,470	18,742
Changes in operating assets and liabilities:
Accounts receivable	(14,213)	610,087
Inventory	(109,500)	(1,663,912)
Prepaid expenses and other current assets	190,554	86,483
Income tax receivable	(1,476,338)	-
Security deposit	(7,000)	364
Accounts payable and accrued expenses	(768,000)	(161,239)

Net Cash Operating Activities	(7,026,724)	(15,258,452)

See accompanying notes.

Novomer, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

A. Description of Business and Basis of Presentation

Novomer, Inc. (the "Company") was incorporated in January 2005 to commercialize certain chemistry technology licensed from Cornell University. The Company's operations, since inception, have been devoted primarily to organizing the Company, raising capital, and performing research and development activities. The Company has generated limited commercial revenue since inception. Management expects further business development and growth of the Company to be financed from additional equity capital raised and from joint development contracts with industrial partners and sales to customers.

The substantial majority of the Company's revenues since inception have been grants from governmental agencies, licensing fees and other fees for service rendered under development contracts. The principal risks faced by the Company at this stage of its development are successfully developing its technology and products, protecting intellectual property, raising needed capital to continue to operate the business during its development phase, and securing partnerships needed to move its technology to commercialization.

In 2017, the Company formed six subsidiaries (the “Subsidiaries”). Two of the Subsidiaries are incorporated in the USA, and four are incorporated in the Netherlands. One of the Subsidiaries in the Netherlands has a Cayman Islands address. The Subsidiaries were formed to support the Company’s business initiatives in global markets. In October 2019, one of the Subsidiaries in the Netherlands was liquidated. In 2020, all of the remaining foreign Subsidiaries were liquidated.

The Company has incurred a loss for the year ended December 31, 2020 of $9,112,266, and has an accumulated deficit amounting to $35,710,945 at December 31, 2020. The Company also incurred cash flow deficits from operations amounting to $7,026,724 and $15,258,452 for the years ended December 31, 2020 and 2019, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within a year after the consolidated financial statements are available to be issued.

The future viability of the Company is dependent on its ability to generate cash flows from operating activities or to raise additional capital to finance its operations. Management’s plans include, but are not limited to, seeking additional equity and debt financings, in addition to the reduction of operational expenses should it be deemed necessary. There is no assurance, however, that the Company will be successful in these efforts with terms and conditions favorable to the Company.

B. Summary of Significant Accounting Policies

1.
Use of estimates (continued) - The extent to which the COVID-19 pandemic may impact the Company’s business, financial condition, and results of operations is highly uncertain and subject to change. Due to the high uncertainty, the Company has limited visibility on the full impact brought by the COVID-19 pandemic and the related financial impact cannot be estimated at this time. Operating results in the future could vary from the amounts derived from management’s estimates and assumptions.

2.
Principles of consolidation - The accompanying consolidated financial statements include the accounts of Novomer, Inc. and its wholly-owned subsidiaries: Novomer Marketing International LLC, Novomer Tech Services LLC, NVMR International C.V., NOVO Supply International B.V., and KR Netherlands B.V. All intercompany balances and transactions have been eliminated. As of December 31, 2020, all foreign Subsidiaries were liquidated.

3.
Cash, cash equivalents and restricted cash - Cash and cash equivalents include cash deposits, money market funds, and fixed-income securities with original maturities less than 90 days.

Total restricted cash was $125,000 and $2,044,132 as of December 31, 2020 and 2019, respectively, and is presented with current and noncurrent assets in the accompanying consolidated balance sheets, respectively. Restricted cash reflects pledged cash deposited into savings accounts that is used as security primarily for leased space in Rochester, New York and Boston, Massachusetts (see Note C).

4.
Accounts receivable - The Company accounts for receivables by adjusting the outstanding principal through charge-offs and an allowance for doubtful accounts. In estimating the allowance for doubtful accounts, management considers several factors relating to the collectability of its receivables, including past payment histories, historical charge-offs and its contractual rights. As of December 31, 2020 and 2019, an allowance for doubtful accounts of $11,196 and $791,997 was recorded by management, respectively.

5.
Inventories - Inventories are stated at the lower of cost or net realizable value. Costs are determined by the first-in, first-out (FIFO) method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventories are reviewed periodically for slow-moving or obsolete items based upon assumptions about current and future demand forecasts. During the years ended December 31, 2020 and 2019, the Company recorded $367,500 and $1,241,643, respectively, as a write-down of inventory in order to state inventory at net realizable value. There was no inventory reserve deemed necessary at December 31, 2020 and 2019.

6.
Property, equipment, improvements and depreciation - Property, equipment, and improvements are stated at cost. The cost of repairs and maintenance is expensed as incurred; significant renewals and betterments are capitalized. Management of the Company reviews long-lived assets (including property and equipment) for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. There are no impairment charges recorded in the periods presented. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the lease.

B. Summary of Significant Accounting Policies (continued)

6.
Property, equipment, improvements and depreciation (continued) - Construction in progress includes costs attributable to additions and improvements to the innovation center in Rochester, New York and will not be depreciated until projects are complete and in operation. Depreciation expense for the years ended December 31, 2020 and 2019 was $2,472,987 and $2,409,141, respectively.

7.
Convertible redeemable preferred stock - Convertible redeemable preferred stock is reflected in the consolidated balance sheets at amounts that include accretion of the issuance costs. The Company adjusts the carrying value of the preferred stock to the redemption value at the end of each reporting period through charges to additional paid-in capital. In absence of additional paid-in capital, accretion is charged to accumulated deficit. Issuance costs were fully accreted in 2018.

8.
Liability for preferred stock warrants - Freestanding warrants related to shares that are redeemable, contingently redeemable, or for purchases of preferred stock that are not indexed to the Company's own stock are classified as a liability on the Company's consolidated balance sheets. Changes in the fair value of these warrants are recorded in the consolidated statements of operations. There is no liability for preferred stock warrants as of December 31, 2020 as the preferred stock warrants expired during 2020.

9.
Income taxes - Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized based on future income tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect of changes in income tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any income tax benefits of which future realization is not more likely than not. When necessary, the Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions.

The tax benefits recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any uncertainty related to the tax benefit, assuming that the matter in question will be raised by the tax authorities. At December 31, 2020, the Company had not identified any significant uncertain tax positions. The Company recognizes interest and penalties related to unrecognized tax benefits within the accompanying consolidated statements of operations within the benefit from (provision for) income taxes.

B. Summary of Significant Accounting Policies (continued)

10.
Revenue recognition - Revenue is recognized when control of the promised products or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to for those products and services. In general, the Company determines revenue recognition through the following steps:

•
Identification of the contract with a customer
•
Identification of the performance obligations in the contract
•
Determination of the transaction price
•
Allocation of the transaction price to the performance obligations in the contract
•
Recognition of revenue when, or as, the Company satisfies a performance obligation

Royalties from licensing agreements are based on a percentage of net sales and recognized as earned, net of any discounts.

6.
Foreign currency adjustments - The U.S. dollar is the "functional currency" of the Company’s worldwide continuing operations. All foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for property, equipment and improvements, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

7.
Research and development - Research and development costs are expensed as incurred. Nonrefundable advance payments, if any, for goods or services used in research and development are recognized as an expense as the related goods are delivered or services are performed. Research and development expenses include labor, materials, supplies and overhead.

8.
Stock-based compensation - The Company accounts for stock-based compensation expense based on the fair value, as measured by the Black-Scholes valuation model for stock options. The Company recognizes compensation costs only for those stock-based awards expected to vest after considering expected forfeitures. Cumulative compensation expense is at least equal to the compensation expense for vested awards. Stock-based compensation is recognized on a straight-line basis over the service period of each award. The Company records compensation cost as an element of research and development, business development and general and administrative expense in the accompanying consolidated statements of operations.

9.
Recent accounting pronouncements - In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842), which requires a lessee to recognize assets and liabilities on its balance sheet for leases with accounting lease terms of more than twelve months. ASU 2016-02 will replace most existing lease accounting guidance in U.S. GAAP when it becomes effective. The new standard states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations.

B. Summary of Significant Accounting Policies (continued)

14.
Recent accounting pronouncements (continued) - In November 2019, the FASB issued ASU 2019-10, deferring the effective date of Topic 842 until the Company’s first quarter of fiscal year 2022. Although the Company is currently evaluating the timing of adoption and the effect that ASU 2016-02 will have on its financial statements and related disclosures, the Company currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon adoption.

C. Commitments

1.
Operating leases - Effective April 7, 2017, the Company entered into a 61-month lease agreement for new office space in Boston, Massachusetts commencing in May 2017. The agreement provides for a $131,250 letter of credit plus additional payments for real estate taxes and other expenses. The Company also has an option to extend the term of the lease for an additional three-year period provided no event of default has occurred and further provided tenant has not subleased or assigned all or any portion of the premises. Rent expense was $43,707 and $306,432 for the years ended December 31, 2020 and 2019, respectively. The lease was terminated in April 2020. The early termination fee was $210,820 for the year ended December 31, 2020.

Effective August 23, 2017, the Company entered into a 127-month lease agreement for an innovation center in Rochester, New York commencing in October 2017. The agreement requires a security deposit of $67,671 and a $2,000,000 letter of credit plus additional payments for real estate taxes and other expenses. The letter of credit is for construction and renovation costs being incurred by the landlord prior to the commencement date and first seven months of the lease. The letter of credit decreases annually by $200,000. During 2020, the lease agreement was amended to release the letter of credit and the leasehold improvements were pledged as collateral for the lease. Rent expense was $226,391 and $228,847 for the years ended December 31, 2020 and 2019, respectively.

The Company has rent escalations along with tenant improvement allowances under its lease arrangements which are amortized on a straight-line basis over the terms of the leases. Deferred rent including tenant improvement allowances amounted to $1,493,243 and $1,794,179 as of December 31, 2020 and 2019, respectively

At December 31, 2020, the future annual lease commitments are as follows:

2021	$416,789
2022	414,833
2023	417,360
2024	419,936
2025	422,564
Thereafter	1,103,820
Total	$3,195,302

C. Commitments (continued)

2.
Capital leases - The Company has executed capital leases for office equipment. At December 31, 2020, the future annual lease commitments are as follows:

2021	$6,087
2022	2,104
Total minimum lease payments	8,191
Less amount representing interest	(121)
Present value of minimum lease payments	8,070
Less current portion	(5,149)
Capital lease obligation, net of current portion	$2,921

3.
Purchase commitments - The Company is party to a contract with a vendor to purchase minimum quantities of inventory product with future minimum payments due under the contract of $1,560,000 in 2021 and $1,462,500 in 2022. In 2020, the Company signed a supply agreement with the vendor whereby the vendor will buyback specified quantities of the inventory product that the vendor previously sold to the Company at a reduced rate. As a result, in 2020 the Company has accrued a loss of $1,422,900 which is expected to arise from the future purchase of inventory items under this purchase commitment.

D. Preferred Stock

In accordance with the Company's sixth amended and restated Certificate of Incorporation dated May 26 2016, the Company is authorized to issue 49,202,783 shares of $0.001 par value preferred stock, of which 3,808,478 shares are designated as Series A1 convertible redeemable preferred stock ("Series A1"), 4,547,151 shares are designated as Series A2 convertible redeemable preferred stock ("Series A2"), 20,191,822 shares are designated as Series B convertible redeemable preferred stock ("Series B"), 4,626,008 shares are designated as Series C convertible redeemable preferred stock ("Series C") and 16,029,324 shares are designated as Series D convertible preferred stock ("Series D").

The Company has the following shares of preferred stock issued and outstanding at December 31:

Preferred stock series	2020	2019

Series A1	3,808,478	3,808,478
Series A2	4,547,281	4,547,281
Series B	20,191,822	20,191,822
Series C	4,598,418	4,598,418
Series D	16,029,324	16,029,324
Total	49,175,323	49,175,323

D. Preferred Stock (continued)

Holders of preferred stock have the following right and preferences:

Liquidation - In the event of any voluntary or involuntary liquidation event or a deemed liquidation event, the holders of Series D preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of all other series of preferred stock and common stock, an amount per share equal to the sum of (i) the liquidation preference, plus (ii) any declared but unpaid dividends on such share of preferred stock. After the payment of all preferential amounts required to be paid to holders of Series D preferred stock, the holders of Series A1, Series A2, Series B and Series C preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of common stock, an amount per share equal to the sum of (i) the liquidation preference specified below, plus (ii) any declared but unpaid dividends on such share of preferred stock.

A deemed liquidation event includes a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation.

At December 31, 2020 and 2019 the liquidation preference of Series A1 preferred stock was $2,919,960. At December 31, 2020 and 2019 the liquidation preference of Series A2 preferred stock was $3,750,000. At December 31, 2020 and 2019 the liquidation preference of Series B preferred stock was $12,000,000. At December 31, 2020 and 2019 the liquidation preference of Series C preferred stock was $10,000,000. At December 31, 2020 and 2019 the liquidation preference of Series D preferred stock was $26,127,798.

Voting - Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. The holders of preferred stock and the holders of common stock shall vote together as a single class and not as separate classes.

Redemption - At any time after October 20, 2021 upon written request by at least 69.5% of the holders of the Series Al, A2, B, C and D preferred stock, the shareholders have the right to require the Company to repurchase for cash any or all of the outstanding shares of the Series Al, A2, B, C and D preferred stock at the per-share amount equal to the greater of (i) the liquidation preference, plus any dividends declared but unpaid, and (ii) the fair market value of such share of preferred stock as determined by an independent third party, plus any dividends declared but unpaid.

Conversion - Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully paid, non-assessable shares of common stock determined by dividing the original issue price for the relevant series of preferred stock by the conversion price. Mandatory conversion shall occur upon the firm commitment of an initial public offering provided that the aggregate proceeds from such offering are at least $30,000,000 and the price per share is at least $4.89 or upon the written request for such conversion from the holders of at least 75% of the outstanding share of preferred stock. The conversion price for each series of preferred stock is as follows: $0.6913 for Series Al, $0.7271 for Series A2, $0.5943 for Series B, $2.17466 for Series C and $1.63 for Series D.

E. Common Stock

In accordance with the Company's sixth amended and restated Certificate of Incorporation dated May 26, 2016, the Company is authorized to issue 80,000,000 shares of $0.001 par value common stock, of which 8,112,349 and 8,105,349 shares were issued and outstanding at December 31, 2020 and 2019, respectively. Common stock holders are entitled to one vote per share and are entitled to receive dividends when, as and if declared by the Board of Directors, subject to the limitations and preferences of the preferred stock.

During the years ended December 31, 2020 and 2019, stock options were exercised for 7,000 and 169,842 shares of common stock at exercise prices ranging from $0.08 to $0.48 per share resulting in total proceeds of $1,680 and $38,457, respectively.

F. Warrants

Common stock warrants - On August 22, 2018, the Company issued warrants to a consultant to purchase 201,303 shares of common stock at a purchase price of $0.48 per share at any time after issuance but no later than June 30, 2020. The Company estimated the value of the common stock warrants at issuance to be $27,889. The Company recorded the fair value of the warrants as a component of stock-based compensation and additional paid-in capital in its December 31, 2018 consolidated financial statements.

Valuation of warrants - The warrants to purchase preferred stock are measured and recorded at fair value for each reporting period and immediately prior to any exercise of warrants. Changes in the fair value of the warrants are recognized as a component of other income (expense) in the consolidated statements of operations.

In 2020, the warrants to purchase the Series C preferred stock expired. The preferred stock warrants liability of $851 was written off at the time of expiration, which the Company recognized as a gain included in other income (expense) in the accompanying consolidated statements of operations. The fair value of the Series C warrants to purchase the Series C preferred stock at December 31, 2020 and 2019 was measured using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019

Estimated fair value	-	$1.27
Expected term (years)	-	0.45-0.62
Expected volatility	-	55.83%
Expected dividends	-	0.00%
Risk-free rate of interest	-	1.58%-1.60%

G. Income Taxes

The components of the benefit from (provision for) income taxes for the years ended December 31, are as follows:

	2020	2019

Current tax benefit
Federal	$1,476,338	$-
Total benefit from income taxes	$1,476,338	$-

The four subsidiaries incorporated in the Netherlands are subject to standard corporate income tax (“CIT”) rates. As of December 31, 2020 all subsidiaries were liquidated and dissolved. There was no income tax expense recognized during the year ended December 31, 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income tax assets and liabilities at December 31, consist of the following:

	2020	2019

Net operating loss carryforwards	$7,378,000	$8,053,900
Net operating loss carryforwards - foreign	-	235,100
Other temporary differences and tax credit carryforwards, net	1,613,800	864,400

Deferred income tax asset	8,991,800	9,153,400

Less valuation allowance	(8,991,800)	(9,153,400)

Net deferred income tax asset	$-	$-

As of December 31, 2020 the Company has federal and state net operating loss carryforwards of approximately $25,000,000 and $41,000,000, respectively. The federal net operating loss carryforward can be carried forward indefinitely but is subject to the 80% taxable income limitation. As a result of the COVID-19 Crisis, under the Coronavirus Aid Recovery and Economic Relief Act (the “CARES Act”), the 80% taxable income limitation was suspended through the 2020 tax year. The state net operating loss carryforwards expire at various dates through 2040. In addition, under the CARES Act, net operating losses generated in the 2018, 2019, and 2020 tax year can be carried back to the previous five tax years (beginning with earliest first). Under provisions of the Internal Revenue Code Section 382, certain substantial changes in the Company’s ownership may limit the amount of the net operating loss carryforwards which can be utilized to offset future taxable income. The Company also has federal and state tax credit carryforwards of $755,000 and $313,000, respectively, which expire through 2020. In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized.

G. Income Taxes (continued)

The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against net deferred tax assets at December 31, 2020, since it is more likely than not that these future tax benefits will not be realized.

During 2020, the valuation allowance decreased by $161,600, mainly due to the use of net operating losses.

Although the outcome of tax audits is always uncertain, management has analyzed the Company tax positions taken for all open tax years and has concluded that no liability from uncertain tax positions is required in the Company’s financial statements.

H. Stock Incentive Plan

2009 Stock Incentive Plan

During 2009, the Company authorized the adoption of the 2009 Stock Incentive Plan (the "2009 Plan") for the purpose of providing incentive stock options, nonqualified stock options, stock grants and stock-based awards to directors, officers, key employees, advisors and consultants of the Company. The maximum number of shares available under the 2009 Plan is 10,261,508; of such reserved shares options to purchase 4,652,873 shares of common stock were outstanding under the 2009 Plan at December 31, 2020. At December 31, 2020, the number of shares available for future grants under the 2009 Plan was 4,953,455. In August 2019, the Company amended the 2009 Plan to extend the Plan an additional five years.

2007 Stock Incentive Plan

The Company adopted the 2007 Stock Incentive Plan (the "2007 Plan") under which the Board of Directors or the Compensation Committee of the Board may, in its discretion, grant incentive stock options, nonqualified stock options, stock appreciation rights, stock awards and performance units to directors, officers, key employees, advisers and consultants of the Company. The maximum number of shares available under the 2007 Plan was 2,453,807 shares. Options issued under the 2007 Plan will remain outstanding until they either expire or are exercised. As of December 31, 2019, all remaining options issued under the 2007 Plan had expired. No further shares are available for future grants under the 2007 Plan.

Under the terms of the 2009 Plan and 2007 Plan (collectively referred to as the “Stock Plans”), options and restricted stock that have not vested prior to a participant's termination of employment with the Company are forfeited upon termination. This agreement, among other things, imposes limitations on the transfer of shares of common stock to competitors and requires transfers to comply with applicable securities laws. Stock options typically expire 10 years from the grant date. Awards granted may be subject to other vesting terms as determined by the Board of Directors or the Compensation Committee.

H. Stock Incentive Plan (continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option‑pricing model that uses the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer group of similar public companies. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted‑average vesting period of the option.

The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to nonemployees is the remaining contractual term as of the measurement date. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future.

The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

	2020	2019

Expected life (years)	6.00-6.07	5.96-6.07
Expected volatility	58.47%-61.90%	53%-54%
Dividend yield	-	-
Risk-free interest rate	0.41%-0.54%	1.69%-2.34%

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including the results of a third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of redeemable convertible preferred stock in private transactions negotiated at arm’s length.

H. Stock Incentive Plan (continued)

A summary of all stock option activity in the Stock Plans for the year ended December 31, 2020, is as follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Intrinsic Value

Outstanding as of January 1, 2020	8,044,305	$ 0.39
Granted	647,500	$ 0.51
Exercised	(7,000)	$ 0.24
Forfeitures	(4,031,932)	$ 0.30
Outstanding as of December 31, 2020	4,652,873	$ 0.48	8.26	$122,135
Options exercisable as of December 31, 2020	1,557,053	$ 0.43	6.71	$121,482

Options vested or expected to vest as of December 31, 2020	4,652,873	$ 0.48	8.26	$122,135

The weighted-average fair value of stock options granted in 2020 and 2019 was $0.28 and $0.27, respectively. Cash proceeds received from the exercise of options was $1,680 and $38,457 during the years ended December 31, 2020 and 2019, respectively. The intrinsic value of options exercised was $1,890 and $48,162 for the years ended December 31, 2020 and 2019, respectively.

Compensation expense recognized in connection with the stock plans amounted to $260,968 and $40,091 for the years ended December 31, and 2019, respectively. As of December 31, 2020, the total unrecognized stock-based compensation expense related to the options is approximately $800,746.

The estimation of stock-based awards that will vest ultimately requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised.

I. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy of inputs is as follows:

I. Fair Value Measurements (continued)

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The table provides information regarding assets and liabilities recorded at fair value in the Company's consolidated balance sheets as follows:

Fair Value Measurements at December 31, 2020
	Total	Level 1	Level 2	Level 3
Description

Assets: Cash equivalents	$ 1,726,313	$ 1,726,313	$ -	$ -
Liabilities: Preferred stock warrants	$ -	$ -	$ -	$ -

Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Description

Assets: Cash equivalents	$ 8,850,415	$ 8,850,415	$ -	$ -
Liabilities: Preferred stock warrants	$ 850	$ -	$ -	$ 850

The fair value of cash equivalents presented in the table above was composed of the Company's investment in a publicly traded money market instrument.

The fair values for the warrants included in Level 3 are estimated using industry option pricing models, such as the Black-Scholes model, with assumptions discussed in Note F.

The following table indicates the changes in fair value of the instruments that are measured using Level 3 inputs:

Warrants

Balance as of January 1, 2019	$3,222
Change in fair value	(2,372)
Balance as of December 31, 2019	850
Change in fair value	(850)
Balance as of December 31, 2020	$-

I. Fair Value Measurements (continued)

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, long-term debt including capital leases, and warrant liabilities. The carrying amounts of accounts receivable and accounts payable are considered reasonable estimates of their fair value, due to the short maturity of these instruments. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities as the Company's long-term debt, the fair values of long-term debt and capital leases were not significantly different than the carrying values at December 31, 2020 and 2019.

J. 401(k) Plan

The Company began offering a 401(k) plan to employees as of January 1, 2008. All permanent employees working at least 32 hours a week are eligible and can join immediately upon hire. The plan offers no match or profit sharing, and all amounts contributed by the employee vest immediately.

K. Concentrations

1.
Uninsured cash deposits - The Company maintains its cash in bank deposit accounts that, at times, could exceed federally insured limits. The Federal Deposit Insurance Corporation provides a $250,000 guarantee per depositor for accounts held at insured banks. At December 31, 2020, the Company had uninsured bank deposits of $4,181,662. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk in connection with cash, cash equivalents and restricted cash.

2.
Customers - For the years ended December 31, 2019, approximately 100% of the Company’s outstanding accounts receivable balance was due from one customer. There was no accounts receivable balance as of December 31, 2020. For the years ended December 31, 2019 approximately 100% of the Company’s revenues were from one customer.

3.
Vendors - For the year ended December 31, 2020, approximately 79% of the Company’s outstanding accounts payable balance were due to three vendors. For the year ended December 31, 2019, approximately 53% of the Company’s outstanding accounts payable balance were due to one vendor.

L. Subsequent Events

The Company has evaluated subsequent events through June 25, 2021, the date the consolidated financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition or disclosure in these consolidated financial statements.

Exhibit 99.2

Novomer, Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and for the six-months ended June 30, 2021 and 2020

Novomer, Inc. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

For the Quarterly Period Ended June 30, 2021

Contents

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets	1-2
Condensed Consolidated Statements of Operations	3
Condensed Consolidated Statements of Changes in Stockholders’ Equity	4
Condensed Consolidated Statements of Cash Flows	5
Notes to Unaudited Condensed Consolidated Financial Statements	6-12

Novomer, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020

Assets

Current Assets

Cash and cash equivalents	$3,436,434	$4,309,575
Restricted cash, current portion	-	125,000
Accounts receivable, net of allowances	28,261	29,000
Inventories	1,032,000	1,032,000
Prepaid expenses and other current assets	68,669	144,680
Income tax receivable	-	1,476,338

Total Current Assets	4,565,364	7,116,593

Property, Equipment and Improvements

Laboratory equipment	13,867,691	13,855,186
Leasehold improvements	7,088,417	7,088,416
Computers and software	493,056	493,056
Furniture and fixtures	184,727	184,726
Capital lease equipment	34,152	34,152
Construction in progress	1,210,353	1,177,103
Total	22,878,396	22,832,639
Accumulated depreciation	(7,915,737)	(6,685,301)

Net Property, Equipment and Improvements	14,962,659	16,147,338

Other Assets

Deposits	77,206	77,206

Total Other Assets	77,206	77,206

Total Assets	$19,605,229	$23,341,137

Novomer, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited) cont.
As of June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020

Liabilities and Stockholders' Equity

Current Liabilities
Capital leases, current portion	$3,557	$5,149
Accounts payable	287,367	234,330
Accrued expenses	1,018,304	351,204
Accrued purchase committment	1,422,900	1,422,900

Total Current Liabilities	2,732,128	2,013,583

Long-Term Liabilities

Capital leases, net of current portion	-	2,921
Deferred rent	1,395,388	1,493,243

Total Long-Term Liabilities	1,395,388	1,496,164

Total Liabilities	4,127,516	3,509,747

Commitments and contingencies (Note C)

Stockholders' equity
Series D convertible redeemable preferred stock, $0.001 par value; 16,029,324 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	26,127,764	26,127,764
Series A1 convertible redeemable preferred stock, $0.001 par value; 3,808,478 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	2,920,094	2,920,094
Series A2 convertible redeemable preferred stock, $0.001 par value; 4,547,151 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	3,774,999	3,774,999
Series B convertible redeemable preferred stock, $0.001 par value; 20,191,822 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	12,000,012	12,000,012
Series C convertible redeemable preferred stock, $0.001 par value; 4,626,008 shares authorized; 4,598,418 shares issued and outstanding at June 30, 2021 and December 31, 2020	9,999,995	9,999,995
Common stock, $0.001 par value, 80,000,000 shares authorized; 8,112,349 shares issued and outstanding at June 30, 2021 and December 31, 2020	8,112	8,112
Additional paid-in capital	846,100	711,359
Accumulated deficit	(40,199,363)	(35,710,945)

Total Stockholders' Equity	15,477,713	19,831,390

Total Liabilities and Stockholders' Equity	$19,605,229	$23,341,137

Novomer, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30,

	2021	2020

Revenues	$34,728	$-

Expenses

Research and development expense	1,902,738	1,377,123
General and administrative expense	2,621,276	3,243,578
Purchase committment loss	-	1,790,400

Total Operating Expense	4,524,014	6,411,101

Loss From Operations	(4,489,286)	(6,411,101)

Other Income (Expense)

Interest income	958	41,871
Interest expense	(90)	(420)
Change in fair value of preferred stock warrant liability	-	850

Total Other Income	868	42,301

Loss Before Income Taxes	(4,488,418)	(6,368,800)

Income tax benefit	-	1,476,338

Net Loss	$(4,488,418)	$(4,892,462)

Novomer, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders' Equity (Unaudited)
Six Months Ended June 30, 2021 and June 30, 2020

	Convertible Redeemable
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity

Balance, December 31, 2020	49,175,323	$54,822,864	8,112,349	$8,112	$711,359	$(35,710,945)	$19,831,390

Stock-based compensation	-	-	-	-	134,741	-	134,741

Net loss	-	-	-	-	-	(4,488,418)	(4,488,418)

Balance, June 30, 2021	49,175,323	$54,822,864	8,112,349	$8,112	$846,100	$(40,199,363)	$15,477,713

Balance, December 31, 2019	49,175,323	$54,822,864	8,105,349	$8,105	$448,718	$(26,598,679)	$28,681,008

Stock-based compensation	-	-	-	-	126,958	-	126,958

Stock options exercised	-	-	7,000	7	1,673	-	1,680

Net loss	-	-	-	-	-	(4,892,462)	(4,892,462)

Balance, June 30, 2020	49,175,323	$54,822,864	8,112,349	$8,112	$577,349	$(31,491,141)	$23,917,184

Novomer, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30,

	2021	2020
Operating Activities
Net loss	$(4,488,418)	$(4,892,462)
Adjustments to reconcile net loss to net cash operating activities:
Depreciation	1,230,435	1,237,450
Stock-based compensation	134,741	126,958
Purchase committment loss	-	1,790,400
Change in fair value of preferred stock warrant liability	-	(850)
Deferred rent	(97,855)	(107,127)
Changes in operating assets and liabilities:
Accounts receivable	739	3,591
Prepaid expenses and other current assets	76,011	112,862
Income tax receivable	1,476,338	(1,476,338)
Deposits	-	(19,250)
Accounts payable and accrued expenses	754,531	(893,131)
Net Cash Operating Activities	(913,478)	(4,117,897)

Investing Activities
Acquisition of property and equipment	(80,150)	(49,684)
Net Cash Investing Activities	(80,150)	(49,684)

Financing Activities
Repayments of capital leases	(4,513)	(3,484)
Proceeds from exercise of stock options	-	1,680
Net Cash Financing Activities	(4,513)	(1,804)

Net Change in Cash, Cash Equivalents and Restricted Cash	(998,141)	(4,169,385)
Cash, cash equivalents and restricted cash, beginning of year	4,434,575	11,544,517
Cash, Cash Equivalents and Restricted Cash, End of Year	$3,436,434	$7,375,132

Supplemental Disclosures of Cash Flow information:
Cash paid for interest	$90	$430
Supplemental schedule of non-cash investing and financing activities:
Property, equipment and improvements - accounts payable	$-	$66,500

Novomer, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the Quarterly Period Ended June 30, 2021

A. Description of Business and Basis of Presentation

Novomer, Inc. (the "Company") was incorporated in January 2005 to commercialize certain chemistry technology licensed from Cornell University. The Company's operations, since inception, have been devoted primarily to organizing the Company, raising capital, and performing research and development activities. The Company has generated limited commercial revenue since inception. Management expects further business development and growth of the Company to be financed from additional equity capital raised and from joint development contracts with industrial partners and sales to customers.

The substantial majority of the Company's revenues since inception have been grants from governmental agencies, licensing fees and other fees for service rendered under development contracts. The principal risks faced by the Company at this stage of its development are successfully developing its technology and products, protecting intellectual property, raising needed capital to continue to operate the business during its development phase, and securing partnerships needed to move its technology to commercialization.

In 2017, the Company formed six subsidiaries (the “Subsidiaries”), four of which were foreign. As of December 31, 2020, all of the foreign Subsidiaries had been liquidated.

The Company incurred a loss for the six months ended June 30, 2021 and 2020 of $4,488,418 and $4,892,462, respectively, and has an accumulated deficit of $40,199,363 and $35,710,945 at June 30, 2021 and December 31, 2020, respectively. The Company also incurred cash flow deficits from operations amounting to $913,478 and $4,117,897 for the six months ended June 30, 2021 and 2020, respectively. These conditions continue to raise substantial doubt about the Company’s ability to continue as a going concern within a year after the consolidated financial statements are available to be issued.

The future viability of the Company is dependent on its ability to generate cash flows from operating activities or to raise additional capital to finance its operations. Management’s plans include, but are not limited to, seeking additional equity and debt financings, in addition to the reduction of operational expenses should it be deemed necessary. There is no assurance, however, that the Company will be successful in these efforts with terms and conditions favorable to the Company.

We have prepared these condensed consolidated financial statements (“Financial Statements”) in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and the rules and regulations of the SEC. In the opinion of management, our Financial Statements reflect all adjustment, which are of a normal recurring nature, necessary to present fairly our financial position, results of operations, stockholders’ equity, and cash flows at the dates and for the periods presented. Out Financial Statement should be read in conjunction with our audited consolidated financial statement and the notes thereto for the fiscal year ended December 31, 2020. Results for interim periods are not necessarily indicative of the results for the year.

We have made certain reclassifications to the prior period presentation in order to conform to the current period presentation.

We cannot predict the ongoing impact of the COVID-19 pandemic on the increased volatility in global economic and political environments, market demand for our products, supply chain disruption, possible workforce availability, exchange rate and commodity price volatility and availability of financing, and their impact to our total revenue, production volumes, costs and overall financial condition and available funding. In preparing our Financial Statements in conformity with U.S. GAAP, we have considered and, where appropriate, reflects the effects of the COVID-19 pandemic on our operations. The pandemic continues to provide significant challenges to the U.S. and global economies.

B. Summary of Significant Accounting Policies

1.
Use of estimates - The process of preparing consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement actual results may differ from estimated amounts.

2.
Principles of consolidation - The accompanying consolidated financial statements include the accounts of Novomer, Inc. and its wholly-owned subsidiaries: Novomer Marketing International LLC, Novomer Tech Services LLC, NVMR International C.V., NOVO Supply International B.V., and KR Netherlands B.V. All intercompany balances and transactions have been eliminated.

3.
Cash, cash equivalents and restricted cash - Cash and cash equivalents include cash deposits, money market funds, and fixed-income securities with original maturities less than 90 days.

Total restricted cash was $0 and $125,000 as of June 30, 2021 and December 31, 2020, respectively, and is presented with current and noncurrent assets in the accompanying consolidated balance sheets, respectively. Restricted cash reflects pledged cash deposited into savings accounts that is used as security primarily for leased space in Rochester, New York and Boston, Massachusetts (see Note C).

4.
Accounts receivable - The Company accounts for receivables by adjusting the outstanding principal through charge-offs and an allowance for doubtful accounts. In estimating the allowance for doubtful accounts, management considers several factors relating to the collectability of its receivables, including past payment histories, historical charge-offs and its contractual rights. As of June 30, 2021 and December 31, 2020, an allowance for doubtful accounts of $11,196 was recorded by management.

5.
Inventories - Inventories are stated at the lower of cost or net realizable value. Costs are determined by the first-in, first-out (FIFO) method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventories are reviewed periodically for slow-moving or obsolete items based upon assumptions about current and future demand forecasts. During the six months ended June 30, 2021 and 2020, the Company did not require any write-down of inventory in order to state inventory at net realizable value.

6.
Property, equipment, improvements and depreciation - Property, equipment, and improvements are stated at cost. The cost of repairs and maintenance is expensed as incurred; significant renewals and betterments are capitalized. Management of the Company reviews long-lived assets (including property and equipment) for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. There are no impairment charges recorded in the periods presented. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the lease.

Construction in progress includes costs attributable to additions and improvements to the innovation center in Rochester, New York and will not be depreciated until projects are complete and in operation. Depreciation expense for the six months ended June 30, 2021 and 2020 was $1,230,435 and $1,237,450, respectively.

7.
Convertible redeemable preferred stock - Convertible redeemable preferred stock is reflected in the consolidated balance sheets at redemption value.

8.
Income taxes - Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized based on future income tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

9.
Revenue recognition - Revenue is recognized when control of the promised products or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to for those products and services. In general, the Company determines revenue recognition through the following steps:

•
Identification of the contract with a customer
•
Identification of the performance obligations in the contract
•
Determination of the transaction price
•
Allocation of the transaction price to the performance obligations in the contract
•
Recognition of revenue when, or as, the Company satisfies a performance obligation

Royalties from licensing agreements are based on a percentage of net sales and recognized as earned, net of any discounts.

10.
Research and development - Research and development costs are expensed as incurred. Nonrefundable advance payments, if any, for goods or services used in research and development are recognized as an expense as the related goods are delivered or services are performed. Research and development expenses include labor, materials, supplies and overhead.

11.
Stock-based compensation - The Company accounts for stock-based compensation expense based on the fair value, as measured by the Black-Scholes valuation model for stock options. Stock-based compensation is recognized on a straight-line basis over the service period of each award. The Company records compensation cost as an element of research and development, business development and general and administrative expense in the accompanying consolidated statements of operations.

12.
Recent accounting pronouncements - In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842), which requires a lessee to recognize assets and liabilities on its balance sheet for leases with accounting lease terms of more than twelve months. ASU 2016-02 will replace most existing lease accounting guidance in U.S. GAAP when it becomes effective. The new standard states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations.

In November 2019, the FASB issued ASU 2019-10, deferring the effective date of Topic 842 until the Company’s first quarter of fiscal year 2022. The Company is currently evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures upon adoption.

C. Commitments

1.
Capital leases - The Company has executed capital leases for office equipment. The capital lease obligation was $3,557 and $8,070 at June 30, 2021 and December 31, 2020, respectively and is included in Accrued Expenses on the Condensed Consolidated Balance Sheets.

2.
Purchase commitments - The Company is party to a contract with a vendor to purchase minimum quantities of inventory product with future minimum payments due under the contract of $1,560,000 in 2021 and $1,462,500 in 2022. In 2020, the Company signed a supply agreement with the vendor whereby the vendor will buyback specified quantities of the inventory product that the vendor previously sold to the Company at a reduced rate. As a result, in 2020 the Company has accrued a loss of $1,422,900 which is expected to arise from the future purchase of inventory items under this purchase commitment. The accrued loss was $1,422,900 at June 30, 2021 and December 31, 2020.

D. Income Taxes

In May 2020, the Company filed for a tax refund pursuant to certain provisions in the Coronavirus Air, Relief, and Economic Security Act that allow companies to carry back losses to years in which tax income was owed. The Company had losses in 2018 and as a result, carried back those losses to 2016. The Company recorded an income tax benefit of $1,476,338 for the six months ended June 30, 2020 and an income tax receivable of $1,476,338 as of June 30, 2020.

No additional income tax expense or benefit was recorded for the six months ended June 30, 2021 or 2020 due to the full valuation allowance on the Company’s net deferred tax assets, based on the Company’s assessment that it is more likely than not that the benefits of those deferred tax assets will not be realized.

At December 31, 2020 and June 30, 2021, the Company had not identified any significant uncertain tax positions.

E. Stock Options

A summary of all stock option activity in the Stock Plans for the six months ended June 30, 2021, is as follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Intrinsic Value

Outstanding as of January 1, 2021	4,652,873	$ 0.48
Granted	2,500	$ 1.62
Exercised	-
Forfeitures	(195,885)	$ 0.43
Outstanding as of June 30, 2021	4,459,488	$ 0.49	8.07	$5,054,215
Options exercisable as of June 30, 2021	1,926,446	$ 0.45	7.42	$2,24,89

Options vested or expected to vest as of June 30, 2021	4,459,488	$ 0.49	8.07	$5,215

The weighted-average fair value of stock options granted in the six months ended June 30, 2021 and 2020 was $0.93 and $0.27, respectively. Cash proceeds received from the exercise of options was $0 and $1,680 during the six months ended June 30, 2021 and 2020, respectively. The intrinsic value of options exercised was $0 and $1,890 for the six months ended June 30, 2021 and 2020, respectively.

Compensation expense recognized in connection with the stock plans amounted to $134,741 and $126,958 for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the total unrecognized stock-based compensation expense related to the options is approximately $663,040.

The estimation of stock-based awards that will vest ultimately requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer group of similar public companies. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted average vesting period of the option.

The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to nonemployees is the remaining contractual term as of the measurement date. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future.

The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

June 30, 2021

Expected life (years)	6.07
Expected volatility	62.77%
Dividend yield	-
Risk-free interest rate	1.06%

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including the results of a third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of redeemable convertible preferred stock in private transactions negotiated at arm’s length

During the six months ended June 30, 2021 and 2020, stock options were exercised for 0 and 7,000 shares of common stock at an exercise price of $0.24 per share resulting in total proceeds of $0 and $1,680, respectively.

At June 30, 2021, the number of shares available for future grants under stock incentive plans was 5,146,840.

F. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy defines inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy of inputs is as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable. Carrying value is considered a reasonable estimates of fair value for these instruments due to their short maturity.

G. Concentrations

Uninsured cash deposits - The Company maintains its cash in bank deposit accounts that, at times, could exceed federally insured limits. The Federal Deposit Insurance Corporation provides a $250,000 guarantee per depositor for accounts held at insured banks. At June 30, 2021, the Company had uninsured bank deposits of $3,186,434. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk in connection with cash, cash equivalents and restricted cash.

H. Subsequent Events

The Company has evaluated subsequent events through the date the unaudited condensed consolidated financial statements were available to be issued.

On July 28, 2021, we entered into an agreement and plan of merger (“Merger Agreement”) to be acquired by Danimer Scientific, Inc. (“Danimer”) in exchange for $152 million in cash, subject to certain customary adjustments as set forth in the Merger Agreement. Certain key employees and continuing consultants of the Company also entered into employment or consulting agreements with Danimer. The transaction closed on August 11, 2021. The final purchase price determination is subject to customary post-close adjustments.

Exhibit 99.3

DANIMER SCIENTIFIC, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Background

On August 11, 2021 (“Closing Date”), Danimer Scientific, Inc., a Delaware corporation (“Danimer”) completed the acquisition of Novomer, Inc., a Delaware Corporation (“Novomer”). Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”) dated July 28, 2021 and at the Closing Date, Sunshine Merger Corp., an indirect wholly owned subsidiary of Danimer Scientific, Inc., merged with and into Novomer, Inc. with Novomer continuing as the surviving corporation (“Merger”) and an indirect wholly owned subsidiary of Danimer Scientific, Inc. Danimer was determined to be the accounting acquirer and Novomer’s historical assets and liabilities are reflected at fair value as of the Closing Date. The following unaudited pro forma condensed combined financial statements of Danimer are presented to include the impact of the acquisition of Novomer.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and for the six months ended June 30, 2021 are based on the historical consolidated financial statements of Danimer and Novomer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the acquisition as if it had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 give effect to the acquisition as if it had occurred on January 1, 2020. The transaction accounting adjustments for the acquisition consist of those necessary to account for the acquisition.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, which is herein referred to as Article 11, and are being provided pursuant to Rule 3-05 of Regulation S-X. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to represent or to be indicative of the income or financial position that Danimer would have reported had the acquisition been completed as of the dates set forth in the unaudited pro forma condensed combined financial statements, due to various factors. The unaudited pro forma condensed combined balance sheet does not purport to represent the future financial position of Danimer and the unaudited pro forma condensed combined statements of operations do not purport to represent the future results of operations of Danimer. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.

The pro forma financial information gives effect to the Merger, which includes adjustments for the following:

•
Danimer’s acquisition of 100% of the equity of Novomer for a preliminary purchase price of $152 million subject to customary post-close adjustments;
•
Application of the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805, Business Combinations (“ASC 805”)
•
Non-recurring transaction costs in connection with the Merger.

The unaudited pro forma condensed combined financial statements reflect management’s preliminary estimates of the fair value of acquisition consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the acquisition, with the remaining estimated acquisition consideration recorded as goodwill. Detailed valuations and assessments, including valuations of intangible assets as well as the assessment of the tax positions and rates of the combined business, are in process. As these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of the fair value of acquisition consideration transferred and fair values of assets acquired and liabilities assumed, the actual amounts to be reported in future filings may differ materially from the amounts used in the pro forma condensed combined financial statements. These unaudited pro forma condensed combined financial statements should be read in conjunction with the following:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements

•	Danimer’s historical audited consolidated financial statements and notes thereto contained in the Danimer’s Annual Report on Form 10-K/A for the year ended December 31, 2020

•	Danimer’s historical unaudited condensed consolidated financial statements and notes thereto contained in Danimer’s Quarterly Report on Form 10-Q as of and for the quarterly period ended June 30, 2021

•	Novomer’s audited financial statements and notes thereto as of December 31, 2020 and 2019 and for the years then ended, included as Exhibit 99.1 to this Form 8-K

•	Novomer’s unaudited condensed financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020, included as Exhibit 99.2 to this Form 8-K

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021

(in thousands except share data)	Danimer Historical	Novomer Historical	Reclass Adjs.(A)	Novomer Transaction Accounting Adjs.	Notes	Pro Forma Danimer

Assets:
Current assets:
Cash and cash equivalents	$416,355	$3,436	$-	$(152,000)	(B)	$267,791
Accounts receivable, net	10,069	28	(28)	-		10,069
Inventories	17,653	1,032	-	-		18,685
Prepaid expenses and other current assets	4,611	69	28	-		4,708
Contract assets	3,018	-	-	-		3,018
Total current assets	451,706	4,565	-	(152,000)		304,271

Property, plant and equipment, net	159,983	14,963	-	3,959	(C)	178,905
Patents, net	1,819	-	-	-		1,819
Rights-of-use assets	16,546	-	-	2,015	(D)	18,561
Leverage loans receivable	13,408	-	-	-		13,408
Restricted cash	524	-	-	-		524
Loan fees	1,548	-	-	-		1,548
Intangible assets, net	-	-	-	78,781	(E)	78,781
Goodwill	-	-	-	55,832	(F)	55,832
Other assets	71	77	-	-		148
Total assets	$645,605	$19,605	$-	$(11,413)		$653,797

Liabilities and Stockholders' Equity:
Current liabilities:
Accounts payable	$18,970	$287	$-	$-		$19,257
Accrued liabilities	5,901	1,018	-	8,793	(G)	15,712
Accrued purchase commitment	-	1,423	-	-		1,423
Unearned revenue and contract liabilities	822	-	-	-		822
Current portion of lease liability	2,947	4	-	410	(D)	3,361
Current portion of long-term debt, net	333	-	-	-		333
Total current liabilities	28,973	2,732	-	9,203		40,908

Private warrants liability	59,302	-	-	-		59,302
Long-term lease liability, net	20,581	-	-	1,601	(D)	22,182
Long-term debt, net	29,576	-	-	-		29,576
Deferred rent	-	1,395	-	(1,395)	(D)	-
Other long-term liabilities	625	-	-	-		625
Total liabilities	139,057	4,127	-	9,409		152,593

Stockholders' equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized, 97,732,079 outstanding	9.00	8.00	-	(8)	(H)	9.00
Convertible redeemable preferred stock:
Series D	-	26,128	-	(26,128)	(H)	-
Series A1	-	2,920	-	(2,920)	(H)	-
Series A2	-	3,775	-	(3,775)	(H)	-
Series B	-	12,000	-	(12,000)	(H)	-
Series C	-	10,000	-	(10,000)	(H)	-
Additional paid-in capital	620,808	846	-	(137,368)	(B)(H)	484,286
Accumulated deficit	(114,269)	(40,199)	-	40,199	(H)
				1,399	(D)
				(8,793)	(G)
				138,572	(C), (E), (F)	16,909
Total stockholders' equity	506,548	15,478	-	(20,822)		501,204
Total liabilities and stockholders' equity	$645,605	$19,605	$-	$(11,413)		$653,797

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands)	Danimer Historical	Novomer Historical	Reclass Adjs.(A)	Novomer Transaction Accounting Adjs.	Notes	Pro Forma Danimer

Revenue:
Products	$40,692	$-	$-	$-		$40,692
Services	6,641	-	-	-		6,641
Total revenue	47,333	-	-	-		47,333

Costs and expenses:
Cost of revenue	35,876	-	-	-		35,876
Selling, general, and administrative	19,343	6,267	46	8,793	(AA)
				5,253	(BB)
				598	(CC)	40,300
Research and development	7,851	2,905	-	-		10,756
Business development expense		46	(46)	-		-
Purchase commitment loss	-	1,423	-	-		1,423
Gain on disposal of assets	(9)		-	-		(9)
Total costs and expenses	63,061	10,641	-	14,644		88,346
Loss from operations	(15,728)	(10,641)	-	(14,644)		(41,013)

Nonoperating income (expense):
Interest expense	(2,427)	(1)	-	-		(2,428)
Gain on loan extinguishment	5,266	-	-	-		5,266
Gain on remeasurement of private warrants	3,720	-	-	-		3,720
Interest income	347	52	-	-		399
Change in fair value of warrants	-	1	(1)	-		-
Other income (expense), net	(31)	-	1	-		(30)
Total nonoperating income	6,875	52	-	-		6,927
Loss before income taxes	(8,853)	(10,589)	-	(14,644)		(34,086)
Income tax benefit	-	(1,476)	-	(3,661)	(DD)	(5,137)
Net loss	$(8,853)	$(9,113)	$-	$(10,983)		$(28,949)

Basic and diluted net loss per share	$(0.30)	-	-	-		$(0.98)
Weighted average number of common shares used to compute basic and diluted net loss per common share	29,570,658	-	-	-		29,570,658

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in thousands)	Danimer Historical	Novomer Historical	Reclass Adjs.(A)	Novomer Transaction Accounting Adjs.	Notes	Pro Forma Danimer

Revenue:
Products	$22,318	$35	$(35)	$-		$22,318
Services	5,334	-				5,334
Total revenue	27,652	35	(35)	-		27,652

Costs and expenses:
Cost of revenue	24,185	-	-	-		24,185
Selling, general, and administrative	29,199	2,621	-	2,627	(BB)	34,746
				299	(CC)
Research and development	6,594	1,903	-	-		8,497
Loss on sale of assets	33	-	-	-		33
Total costs and expenses	60,011	4,524	-	2,926		67,461
Loss from operations	(32,359)	(4,489)	(35)	(2,926)		(39,809)

Nonoperating income (expense):
Loss on remeasurement of private warrants	(21,957)	-	-	-		(21,957)
Interest income (expense)	(422)	1	-	-		(421)
Gain on forgiveness of debt	1,776	-	-	-		1,776
Loss on loan extinguishment	(2,604)	-	-	-		(2,604)
Other income, net	80	-	35	-		115
Total nonoperating income (expense)	(23,127)	1	35	-		(23,091)
Loss before income taxes	(55,486)	(4,488)	-	(2,926)		(62,900)
Income tax expense	-	-	-	(732)	(DD)	(732)
Net loss	$(55,486)	$(4,488)	$-	$(2,194)		$(62,168)

Basic and diluted net loss per share	$(0.64)	-	-	-		$(0.72)
Weighted average number of common shares used to compute basic and diluted net loss per common share	86,760,615	-	-	-		86,760,615

DANIMER SCIENTIFIC, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger and Basis of Presentation

On August 11, 2021, Danimer acquired Novomer. Total initial consideration paid by Danimer consists of $152 million in cash. The amount paid is subject to adjustments for standard seller warranties and representations as well as any post close working capital adjustments.

The unaudited pro forma condensed combined financial statements ("Pro Forma Information") have been prepared by Danimer using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“US GAAP”). The Pro Forma Information is based on the historical consolidated financial statements of Danimer and Novomer, giving effect to the acquisition and related adjustments described in these notes to show how the acquisition might have affected the historical financial statements if it had been completed on January 1, 2020 for the purposes of the unaudited condensed combined statements of operations, and as of June 30, 2021 for purposes of the unaudited condensed combined balance sheet. In addition, certain items presented in Novomer’s historical financial statements, which have been prepared in accordance with US GAAP, have been reclassified to align them with Danimer's financial statement presentation and accounting policies. The Pro Forma Information is provided for informational purposes only and is based on available information and reasonable assumptions. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position would have been if the acquisition occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in financial position and operating results following the date of the unaudited pro forma condensed combined financial information.

The Merger has been treated as a business combination and Danimer accounts for business combinations in accordance with ASC 805 using the acquisition method of accounting. As discussed further in Note 2, the unaudited pro forma condensed combined financial statements reflect management’s preliminary estimates of the fair value of acquisition consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the acquisition, with the remaining estimated acquisition consideration recorded as goodwill. Danimer expects to finalize the acquisition accounting as soon as practicable within the required measurement period, but in no event later than one year from the Closing Date.

Accounting Policies

The Pro Forma Information was prepared using the accounting policies described in Danimer's audited consolidated financial statements as of and for the year ended December 31, 2020. As such, transaction accounting adjustments have been reflected to conform Novomer’s results to Danimer's accounting policies, including the application of FASB Accounting Standards Codification 842, Leases (“ASC 842”) to Novomer’s consolidated financial statements.

Danimer adopted ASC 842 on January 1, 2019, whereas Novomer, a private company, had not yet adopted ASC 842 as of the Closing Date. Based on a preliminary assessment, the primary impact of the application of ASC 842 to Novomer’s consolidated financial statements relates to the recognition of an operating lease right-of-use asset of $2.0 million and operating lease liability of $2.0 million, and the derecognition of deferred rent of $1.4 million. The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the application of ASC 842.

2. Estimated consideration and preliminary purchase price allocation

The total estimated preliminary purchase consideration is $152 million net of certain closing indebtedness and other related expenses, which was paid in cash by Danimer.

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The purchase price allocation is preliminary and based on current estimates of the fair value of assets and liabilities acquired.

For purposes of the Pro Forma Information as of June 30, 2021, the preliminary purchase consideration has been allocated as follows based on preliminary estimates of the fair value of assets acquired and liabilities assumed:

(dollars in thousands)
Assets acquired	$6,030
Property, plant and equipment	18,922
Acquired technology	78,781
Goodwill	55,832
Liabilities assumed	(5,760)
Total preliminary purchase price (paid in cash)	$153,805

This preliminary purchase price allocation has been used to prepare the accounting adjustments in the Pro Forma Information. The final purchase price allocation will be determined when Danimer has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below.

The final amounts allocated to the Novomer assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to residual goodwill. In addition, if the value of the plant, property and equipment and identifiable intangible assets is higher than the amounts included in the Pro Forma Information, it may result in higher depreciation and amortization expense than is presented in the Pro Forma Information. Any such increases could be material and could result in Danimer's actual future financial condition and results of operations differing materially from those presented in the Pro Forma Information. The final allocation is expected to be completed within the measurement period, as defined in ASC 805, and could differ materially from the preliminary allocation used in the accounting adjustments detailed below.

3. Accounting adjustments

Adjustments included in the columns under the headings “Reclass Adjs.” and “Novomer Transaction Accounting Adjs.” are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to the tangible and intangible assets acquired and liabilities assumed of Novomer to a preliminary estimate of their fair values, and to reflect the impact of the acquisition on the Pro Forma Information as if the companies had been combined during the periods presented therein. The adjustments included in the Pro Forma Information are as follows:

Reclassification Adjustments

A

Based on our review of the accounting policies and financial statement presentation for the historical financial statements of Novomer, certain balances from the historical financial statements of Novomer have been reclassified to conform their presentation to that of Danimer.

Balance Sheet Adjustments

B	Reflects reduction of cash of approximately $152 million for the cash portion of the purchase price of Novomer.
C	Reflects the preliminary fair value adjustment of $4.0 million to the acquired plant, property and equipment.
D

Reflects the application of ASC 842 to Novomer's leases effective June 30, 2021. The application results in the recognition of an operating lease right-of-use asset of $2.0 million and operating lease liability of $2.0 million. Additionally, Novomer's deferred rent of $1.4 million, included in current portion of lease liability and deferred rent (for the current and noncurrent portion, respectively), is derecognized.

E

Reflects the recording of intangible assets acquired Danimer at their estimated fair value. As part of the preliminary valuation analysis, Danimer identified intangible assets related to technology. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows.

The following table summarizes the estimated fair values of Novomer’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

		Pro Forma Amortization
	Amortization Period (Years)	Year Ended December 31, 2020	Six Months Ended June 30, 2021
Acquired Technology	15	$5,253	$2,627

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts and the difference could have a material effect on the accompanying Pro Forma Information. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill of approximately $7.9 million, and an increase or decrease in annual amortization expense of approximately $0.5 million, assuming a useful life of 15 years.

F

Reflects the recognition of goodwill arising from the acquisition. Goodwill, representing the excess of the purchase consideration over the fair value of the net assets acquired, is estimated to be $55.8 million. This amount is based on preliminary estimates, and the final amount may differ materially as changes in the estimated value of the purchase consideration or net assets acquired will affect goodwill. The goodwill is primarily attributable to the assembled workforce and increased synergies that are expected to be achieved from the integration of Novomer and is not expected to be deductible for income tax purposes.

G	Reflects estimated transaction expenses not accrued at June 30, 2021 of $8.8 million.
H	Represents the elimination of Novomer’s historical stockholders' equity as of June 30, 2021.

Statements of Operations Adjustments

AA	Reflects the estimated transaction expenses incurred by Novomer subsequent to June 30, 2021.
BB	Reflects adjustment for acquired intangible asset amortization expense using an amortization period of 15 years for acquired technology.
CC	The pro forma adjustment to depreciation expense represents increased depreciation expense resulting from the step-up in value of property, plant and equipment to its preliminary estimated fair value.
DD	Reflects the income tax effect of pro forma adjustments based on the estimated combined statutory tax rate of 25%.